Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lithia Motors, Inc.:

We consent to the use of our reports dated February 21, 2020, with respect to the consolidated balance sheets of Lithia Motors, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2019, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases in 2019 due to the adoption of ASC Topic 842 – Leases.

/s/ KPMG LLP

Portland, Oregon

July 21, 2020